BRT
REALTY
TRUST

BRT Realty Trust □ 2006 Annual Report

A NATIONAL LEADER
IN SHORT-TERM
REAL ESTATE LENDING

BRT REALTY TRUST

TO OUR SHAREHOLDERS

The 2006 fiscal year was a very successful year for our Trust.
We are pleased to report our activities and accomplishments in 2006 as follows:

- In fiscal 2006 our revenues increased by 47% to $37,488,000. In the 2005 fiscal year we had revenues of $25,491,000. The revenue increase was primarily due to a 49% increase in the average balance of loans outstanding year over year.
- In fiscal 2006, we experienced a significant increase in our loan originations. In 2006, we originated $309,727,000 of loans (an increase of 19% from 2005 originations of $259,346,000), had payoffs and pay downs of $157,540,000 and sold $61,188,000 of participations to others. Accordingly, our outstanding loan portfolio is $284,628,000 at 2006 fiscal year end as compared to $193,629,000 at September 30, 2005, a 47% increase. The increase in originations in fiscal 2006 as compared to fiscal 2005 is the continuation of a trend that we reported in fiscal 2005. We attribute the significant increase in our loan originations to our relationships with satisfied borrowers, the diligence of our loan origination team and our expanded marketing and advertising activities.
- In 2006 we took a number of steps in order for us to be able to continue to fund the significant increase in demand for our lending products. In January 2006 we entered into a new Revolving Credit Agreement with North Fork Bank, VNB New York Corp., Signature Bank and Manufacturers & Traders Trust Company, replacing an $85,000,000 credit line with a $150,000,000 line. In November 2006, the availability under the credit facility was further increased to $185,000,000. The increased credit facility provided us with the opportunity to expand our business and we are most appreciative of the confidence which our bankers have shown in our company. In addition, in March and April of 2006 we issued, through wholly-owned entities, an aggregate of $55,000,000 of Trust Preferred Securities to third-party investors. These Trust Preferred Securities, which provided us with the "capital" to continue to expand our business, mature in 2036 but are redeemable at our option, at par, beginning in April 2011. Of particular significance to our company is that in December 2006 we completed a public offering of 2,932,500 of our common shares of beneficial interest resulting in net proceeds to us of approximately $77,000,000. These proceeds were initially used by us to reduce indebtedness under our credit lines. In addition to the very important benefit of providing us with additional common equity to continue our business expansion, the additional shares should provide us with more visibility in the public marketplace and create more liquidity for our shareholders.
- Net income for the 2006 fiscal year was $20,071,000, or $2.52 a share on a diluted basis, a 24% increase year over year. Net income for 2006 includes gain on disposition of real estate related to unconsolidated real estate venture of $2,531,000 or $.32 per share, and income from discontinued operations of $792,000, or $.10 per share. In 2005, we reported net income of $16,214,000, or $2.08 per share on a diluted basis, which includes a gain on sale of available-for-sale securities of $680,000 or $.09 per share, and income from discontinued operations of $1,773,000, or $.23 per share.
- Because of our increased profitability in 2006, we were able to increase the quarterly cash dividend to our shareholders. The quarterly cash dividend was increased from $.52 per share paid on January 4 and April 3, 2006, to $.54 per share paid on July 6, 2006 and to $.56 per share paid on October 6, 2006. On January 3,

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the trust, please see the trust's most recent Form 10K dated December 14, 2006, as filed with the Securities and Exchange Commission on December 14, 2006, and other documents filed by the trust with the Securities and Exchange Commission.

In 2006, our chief executive officer's certification regarding the New York Stock Exchange's corporate governance listing standards was filed with the New York Stock Exchange without qualification and in a timely fashion. In addition, the certifications of our chief executive officer and chief financial officer required to be filed with the Securities and Exchange Commission under Section 302 of the Sarbanes-Oxley Act of 2002 with respect to the quality of our public disclosure have been filed as an exhibit to our annual report on Form 10K.

BRT REALTY TRUST

TO OUR SHAREHOLDERS (CONTINUED)

2007 we paid an increased quarterly cash dividend of $.58 per share. Our cash dividend to our shareholders has increased from January 2006 to January 2007 by 11 ½%. In order to maintain our status as a Real Estate Investment Trust for federal income tax purposes, we are required to distribute to our shareholders, within the time frames prescribed by the Internal Revenue Code and the regulations under the code, at least 90% of our ordinary taxable income, excluding capital gains. It is our intention to maintain our REIT status and to pay the requisite amount of our taxable income to our shareholders within the time frames prescribed by the code.

- At fiscal year end our balance sheet was extremely strong. Our total assets year over year increased by 39% to $371,042,000 and our shareholders' equity increased by 8% year over year to $154,435,000. The public offering which we completed in December 2006, shortly after the end of our fiscal year, further enhances our balance sheet.
- In the first quarter of our 2007 fiscal year we entered into a strategic joint venture relationship with the CIT Group. Our joint venture with CIT which will offer short term commercial real estate loans, will be managed by us and will have an initial capitalization of $100,000,000 (75% to be funded by CIT and 25% by us). We are pleased to have established this relationship with a leading global provider of commercial and consumer finance solutions, and believe that this relationship will enable us to enhance our return on equity.

The past few years have been extremely positive for our company. We could not have accomplished all that we have accomplished without the dedication of the people who work for us and provide services to us. Our Board of Trustees give of their time without reservation and the advice and guidance which they provide to us is immeasurable. We are most grateful to all of them for their efforts.

We would also like to thank you, our shareholders, for your confidence and support. Your management team will continue to strive to expand on the positive results that we have experienced over the past few years.

Our best wishes to each and every one of you for a healthy and prosperous New Year.

Sincerely yours,

Fredric H. Gould
Chairman

Jeffrey A. Gould
President and Chief Executive Officer

January 11, 2007

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to originate and hold for investment, senior and junior commercial mortgage loans secured by real property. We also participate as both an equity investor in, and as a mortgage lender to, joint ventures which acquire income producing real property. Our focus is to originate loans secured by real property, which generally have high yields and are short term or bridge loans, with an average duration ranging from six months to three years. At September 30, 2006 approximately 77% of BRT's assets were represented by its net loan portfolio and 3% by net real estate properties.

BRT's shares of beneficial interest trade on the New York Stock Exchange under the symbol "BRT." As of the close of fiscal 2006 there were 8,019,046 shares outstanding in the hands of approximately 4,200 shareholders.

FINANCIAL HIGHLIGHTS
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	YEAR ENDED SEPTEMBER 30, 2006	2005
Revenues	$ 37,488	$ 25,491
Expenses	20,708	11,975
Income before equity in earnings of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	16,780	13,516
Gain on disposition of real estate related to unconsolidated real estate venture	2,531	-
Gain on sale of available-for-sale securities	-	680
Discontinued operations (a)	792	1,773
Net Income	$ 20,071	$ 16,214
Income from continuing operations	$ 2.42	$ 1.85
Income from discontinued operations	0.10	0.23
Diluted earnings per share of beneficial interest	$ 2.52	$ 2.08
Weighted average shares	7,959,955	7,811,483

	YEAR ENDED SEPTEMBER 30, 2006	2005
Total assets	$ 371,042	$ 266,198
Earning real estate loans (b)	283,282	192,012
Non-earning real estate loans (b)	1,346	1,617
Real estate assets	12,950	12,188
Shareholders' equity	154,435	142,655

(a) Discontinued operations includes gain on sale of real estate assets of $726 and $1,569 in 2006 and 2005, respectively.

(b) Earning and non-earning loans are presented without deduction of the related allowances for possible losses totaling $669 in 2006 and 2005.


LOAN ORIGINATIONS
DOLLARS IN MILLIONS
350
300
250
200
150
100
50
0
$59
$231
$259
$309
2003
2004
2005
2006


DIVIDENDS PER SHARE
$ 2.50
2.00
1.50
1.00
0.50
-
$1.30
$1.79
$1.96
$2.14
2003
2004
2005
2006


MARKET CAPITALIZATION
DOLLARS IN MILLIONS
250
200
150
100
50
-
$144
$165
$182
$224
2003
2004
2005
2006

CONSOLIDATED BALANCE SHEETS
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	SEPTEMBER 30, 2006	2005
ASSETS		
Real estate loans		
Earning interest, including $550 and $3,500 from related parties	$ 283,282	$ 192,012
Not earning interest	1,346	1,617
	284,628	193,629
Allowance for possible losses	(669)	(669)
	283,959	192,960
Real estate assets		
Real estate properties net of accumulated depreciation of $725 and $613	3,342	3,475
Investment in unconsolidated real estate ventures at equity	9,608	8,713
	12,950	12,188
Cash and cash equivalents	8,393	5,709
Available-for-sale securities at market	53,252	48,453
Real estate property held for sale	2,833	2,642
Other assets	9,655	4,246
Total Assets	$ 371,042	$ 266,198
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowed funds	$ 141,464	$ 110,932
Junior subordinated notes	56,702	-
Mortgage payable	2,471	2,542
Accounts payable and accrued liabilities including *deposits payable of $5,061 and $2,606*	11,479	6,166
Dividends payable	4,491	3,903
Total liabilities	216,607	123,543
Commitments and contingencies	-	-
Shareholders' equity		
Preferred shares, $1 par value:		
Authorized 10,000 shares, none issued	-	-
Shares of beneficial interest, $3 par value:		
Authorized number of shares, unlimited, issued 9,065 and 8,947 shares	27,194	26,841
Additional paid-in capital	85,498	83,723
Accumulated other comprehensive income – net unrealized gain on available-for-sale securities	38,319	33,503
Unearned compensation	-	(1,311)
Retained earnings	13,510	10,465
	164,521	153,221
Cost of 1,171 and 1,226 treasury shares of beneficial interest	(10,086)	(10,566)
Total shareholders' equity	154,435	142,655
Total Liabilities and Shareholders' Equity	$ 371,042	$ 266,198

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	YEAR ENDED SEPTEMBER 30, 2006	2005	2004
Revenues:			
Interest and fees on real estate loans, including $109, $651 and $742 from related parties	$ 33,263	$ 21,549	$ 13,913
Operating income from real estate properties	1,214	983	1,372
Other, primarily investment income	3,011	2,959	2,376
Total Revenues	37,488	25,491	17,661
Expenses:			
Interest - borrowed funds	10,718	4,324	1,408
Advisor's fees, related party	2,682	1,862	1,444
General and administrative – including $782, $708 and $754 to related parties	5,809	4,398	3,828
Other taxes	563	417	480
Operating expenses relating to real estate properties including interest on mortgages payable of $159, $174 and $254	791	833	1,809
Amortization and depreciation	145	141	145
Total Expenses	20,708	11,975	9,114
Income before equity in earnings of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	16,780	13,516	8,547
Equity (loss) in earnings of unconsolidated real estate ventures	(7)	257	202
Gain on disposition of real estate related to unconsolidated real estate venture	2,531	-	-
Income before gain on sale of available-for-sale securities, minority interest and discontinued operations	19,304	13,773	8,749
Gain on sale of available-for-sale securities	-	680	1,641
Minority interest	(25)	(12)	(43)
Income from continuing operations	19,279	14,441	10,347
Discontinued Operations			
Income from operations	66	204	394
Gain on sale of real estate assets	726	1,569	1,261
Income from discontinued operations	792	1,773	1,655
Net income	$ 20,071	$ 16,214	$ 12,002
Earnings per share of beneficial interest:			
Income from continuing operations	$ 2.43	$ 1.86	$ 1.36
Income from discontinued operations	.10	.23	.22
Basic earnings per share	$ 2.53	$ 2.09	$ 1.58
Income from continuing operations	$ 2.42	$ 1.85	$ 1.34
Income from discontinued operations	.10	.23	.21
Diluted earnings per share	$ 2.52	$ 2.08	$ 1.55
Cash distributions per common share	$ 2.14	$ 1.96	$ 1.79
Weighted average number of common shares outstanding:			
Basic	7,931,734	7,747,804	7,617,116
Diluted	7,959,955	7,811,483	7,734,364

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004
(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

	SHARES OF BENEFICIAL INTEREST	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE INCOME	UNEARNED COMPENSATION	RETAINED EARNINGS	TREASURY SHARES	TOTAL
Balances, September 30, 2003	$ 26,650	$ 81,151	$ 19,282	$ (406)	$ 11,154	$ (11,899)	$ 125,932
Distributions – Common share ($1.79 per share)	-	-	-	-	(13,674)	-	(13,674)
Exercise of Stock Options	-	(74)	-	-	-	784	710
Issuance of restricted stock	-	700	-	(700)	-	-	-
Restricted stock vesting	-	(8)	-	-	-	15	7
Compensation expense - restricted stock	-	-	-	206	-	-	206
Net income	-	-	-	-	12,002	-	12,002
Other comprehensive income - unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $1,641)	-	-	6,880	-	-	-	6,880
Comprehensive income	-	-	-	-	-	-	18,882
Balances, September 30, 2004	26,650	81,769	26,162	(900)	9,482	(11,100)	132,063
Shares issued – Purchase plan	191	1,247	-	-	-	-	1,438
Distributions – Common share ($1.96 per share)	-	-	-	-	(15,231)	-	(15,231)
Exercise of Stock Options	-	3	-	-	-	534	537
Issuance of restricted stock	-	870	-	(870)	-	-	-
Forfeiture of restricted stock	-	(166)	-	166	-	-	-
Compensation expense - restricted stock	-	-	-	293	-	-	293
Net income	-	-	-	-	16,214	-	16,214
Other comprehensive income - unrealized gain on sale of available-for-sale securities (net of reclassification adjustment for gains included in net income of $680)	-	-	7,341	-	-	-	7,341
Comprehensive income	-	-	-	-	-	-	23,555
Balances, September 30, 2005	26,841	83,723	33,503	(1,311)	10,465	(10,566)	142,655
Reclassification upon the adoption of FASB No 123(R)	-	(1,311)	-	1,311	-	-	-
Shares issued – Purchase plan	353	2,524	-	-	-	-	2,877
Distributions – Common share ($2.14 per share)	-	-	-	-	(17,026)	-	(17,026)
Exercise of Stock Options	-	5	-	-	-	448	453
Restricted stock vesting	-	(32)	-	-	-	32	-
Compensation expense - stock option and restricted stock	-	589	-	-	-	-	589
Net income	-	-	-	-	20,071	-	20,071
Other comprehensive income - unrealized gain on sale of available-for-sale securities	-	-	4,816	-	-	-	4,816
Comprehensive income	-	-	-	-	-	-	24,887
Balances, September 30, 2006	$ 27,194	$ 85,498	$ 38,319	$ -	$ 13,510	$ (10,086)	$ 154,435

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLAR AMOUNTS IN THOUSANDS)

	YEAR ENDED SEPTEMBER 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 20,071	$ 16,214	$ 12,002
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and depreciation	608	421	328
Amortization of restricted stock and stock options	589	293	213
Net gain on sale of real estate assets from discontinued operations	(726)	(1,569)	(1,261)
Payoff of loan in excess of carrying amount	-	(365)	-
Net gain on sale of available-for-sale securities	-	(680)	(1,641)
Equity in loss (earnings) of unconsolidated real estate ventures	7	(257)	(202)
Gain on disposition of real estate related to unconsolidated real estate venture	(2,531)	-	-
Distributions of earnings of unconsolidated real estate ventures	681	546	220
(Increase) Decrease in straight line rent	(57)	223	(153)
Increase in interest and dividends receivable	(1,418)	(927)	(475)
(Increase) Decrease in prepaid expenses	(19)	60	(56)
Increase (Decrease) in accounts payable and accrued liabilities	5,313	368	2,874
Increase in deferred costs	(2,523)	(130)	(150)
Other	(146)	10	(8)
Net cash provided by operating activities	19,849	14,207	11,691
Cash flows from investing activities:			
Collections from real estate loans	157,540	160,274	94,511
Proceeds from sale of participation interests	61,188	38,475	68,630
Additions to real estate loans	(309,727)	(259,346)	(231,588)
Net costs capitalized to real estate owned	(244)	(457)	(86)
Additions to real estate	-	(1,548)	-
Proceeds from sale of real estate owned	778	5,529	1,358
Purchase of investment securities	-	(1,000)	-
Sale of available-for-sale securities	-	1,059	3,384
Contributions to unconsolidated real estate ventures	(40)	(1,303)	(899)
Distributions of capital of unconsolidated real estate ventures	987	94	18
Net cash used in investing activities	(89,518)	(58,223)	(64,672)
Cash flows from financing activities:			
Proceeds from borrowed funds	255,000	215,909	179,107
Repayment of borrowed funds	(224,468)	(158,839)	(130,000)
Proceeds from sale of junior subordinated notes	55,000	-	-
Mortgage amortization	(71)	(67)	(71)
Exercise of stock options	453	537	711
Cash distribution – common shares	(16,438)	(14,999)	(12,714)
Issuance of shares-stock purchase plan	2,877	1,438	-
Net cash provided by financing activities	72,353	43,979	37,033
Net increase (decrease) in cash and cash equivalents	2,684	(37)	(15,948)
Cash and cash equivalents at beginning of year	5,709	5,746	21,694
Cash and cash equivalents at end of year	$ 8,393	$ 5,709	$ 5,746

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(DOLLAR AMOUNTS IN THOUSANDS)

	YEAR ENDED SEPTEMBER 30, 2006	2005	2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest expense	$ 9,389	$ 3,992	$ 1,434
Cash paid during the year for income and excise taxes	$ 396	$ 329	$ 542
Non cash investing and financing activity:			
Reclassification of loan to real estate upon foreclosure	$ -	$ 2,446	$ -
Accrued distributions	$ 4,491	$ 3,903	$ 3,673
Junior subordinated notes issued to purchase statutory trust common securities	$ 1,702	$ -	$ -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

NOTE 1 – ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BACKGROUND

BRT Realty Trust is a real estate investment trust organized as a business trust in 1972 under the laws of the Commonwealth of Massachusetts. Our principal business activity is to generate income by originating and holding for investment, for our own account, senior and junior real estate mortgage loans secured by real property. The Trust may also participate as both an equity investor in, and as a mortgage lender to, joint ventures which acquire income producing properties.

PRINCIPLES OF CONSOLIDATION; BASIS OF PREPARATION

The consolidated financial statements include the accounts of BRT Realty Trust and its wholly-owned subsidiaries. With respect to its unconsolidated joint ventures, as the Trust (1) is primarily the managing member but does not exercise substantial operating control over these entities pursuant to EITF 04-05, and (2) such entities are not variable-interest entities pursuant to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", it has determined that such joint ventures should be accounted for under the equity method of accounting for financial statement purposes. Many wholly-owned subsidiaries were organized to take title to various properties acquired by BRT Realty Trust. BRT Realty Trust and its subsidiaries are hereinafter referred to as the "Trust" or the "Company."

INCOME TAX STATUS

The Trust qualifies as a real estate investment trust under Sections 856-860 of the Internal Revenue Code.

The Trustees may, at their option, elect to operate the Trust as a business trust not qualifying as a real estate investment trust.

INCOME RECOGNITION

Income and expenses are recorded on the accrual basis of accounting for financial reporting purposes. The Trust does not accrue interest on impaired loans where, in the judgment of management, collection of interest according to the contractual terms is considered doubtful. Among the factors the Trust considers in making an evaluation of the amount of interest that is collectable, are the financial condition of the borrower and anticipated future events. The Trust accrues interest on performing impaired loans and records cash receipts as a reduction of the recorded investment leaving the valuation allowance constant throughout the life of the loan. For impaired non-accrual loans, interest is recognized on a cash basis. Loan discounts are amortized over the life of the real estate loan using the constant interest method.

Loan commitment and extension fee income on loans held in our portfolio is deferred and recorded as a component of interest income over the life of the commitment and loan. Commitment fees are generally non-refundable. When a commitment expires or the Trust no longer has any other obligation to perform, the remaining fee is recognized into income.

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of the lease.

The basis on which the cost was determined in computing the realized gain or loss on available-for-sale securities is average historical cost.

ALLOWANCE FOR POSSIBLE LOSSES

A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Trust will not be able to collect all amounts due according to the contractual terms of the loan agreement. When making this evaluation numerous factors are considered, including, market evaluations of the underlying collateral, estimated operating cash flow from the property during the projected holding period, and estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. If upon completion of the valuations, the underlying collateral securing the loan is less than the recorded investment in the loan, an allowance is created with a corresponding charge to expense.

REAL ESTATE ASSETS

Real estate properties, shown net of accumulated depreciation, is comprised of real property in which the Trust has invested directly and properties acquired by foreclosure.

When real estate is acquired by foreclosure or by a deed in lieu of foreclosure, it is recorded at the lower of the recorded investment of the loan or estimated fair value at the time of foreclosure. The recorded investment is the face amount of the loan that has been increased or decreased by any accrued interest, acquisition costs and may also reflect a previous direct write down of the loan. Real estate assets, including assets acquired through foreclosure, are operated for the production of income and are depreciated over their estimated useful lives. Costs incurred in connection with the foreclosure of the properties collateralizing the real estate loans and costs incurred to extend the life or improve the assets subsequent to foreclosure are capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Trust accounts for the sale of real estate when title passes to the buyer, sufficient equity payments have been received and when there is reasonable assurance that the remaining receivable, if any, will be collected.

Investments in real estate ventures in which the Trust does not have the ability to exercise operational or financial control, are accounted for using the equity method. Accordingly, the Trust reports its pro rata share of net profits and losses from its investments in unconsolidated real estate ventures in the accompanying consolidated financial statements.

VALUATION ALLOWANCE ON REAL ESTATE ASSETS

The Trust reviews each real estate asset owned, including investments in real estate ventures, for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the assets are less than the assets' carrying amount. Measurement is based upon the fair value of the asset. Real estate assets held for sale are valued at the lower of cost or fair value, less costs to sell, on an individual asset basis. Upon evaluating a property, many indicators of value are considered, including estimated current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate owned in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a diminution in the value of the property, the reduction will be recognized as an addition to the valuation allowance.

LOAN PARTICIPATIONS

SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140") allows the recognition of transfers of financial assets as sales, provided control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true sale opinions are required), (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets. In accordance with this standard, the Trust only recognizes its retained interests of loan participations in the financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, accounts receivable (included in Other assets), accounts payable and accrued liabilities: The carrying amounts reported in the balance sheet for these instruments approximate their fair values due to the short term nature of these accounts.

Available-for-sale securities: Investments in securities are considered "available-for-sale", and are reported on the balance sheet based upon quoted market prices.

Real estate loans: The earning mortgage loans of the Trust have either variable interest rate provisions, which are based upon a margin over the prime rate, or are currently fixed at effective interest rates which approximate market for similar types of loans. Accordingly, the carrying amounts of the earning, non-impaired mortgage loans approximate their fair values. For loans which are impaired, the Trust has valued such loans based upon the estimated fair value of the underlying collateral.

Borrowed funds, junior subordinated notes and mortgage payable: There is no material difference between the carrying amounts and fair value because interest rates approximate current market rates for similar types of debt instruments.

PER SHARE DATA

Basic earnings per share was determined by dividing net income applicable to common shareholders for each year by the weighted average number of Shares of Beneficial Interest outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Shares of Beneficial Interest were exercised or converted into Shares of Beneficial Interest or resulted in the issuance of Shares of Beneficial Interest that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common shareholders for each year by the total of the weighted average number of Shares of Beneficial Interest outstanding plus the dilutive effect of the Company's unvested restricted stock and outstanding options using the treasury stock method.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments, primarily direct United States treasury obligations and money market type U.S. Government obligations, with maturities of three months or less when purchased.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SEGMENT REPORTING

Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosure About Segments of an Enterprise and Related Information*, established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also established standards for related disclosures about products and services, geographical areas, and major customers. As the Trust operates predominantly in one industry segment, management has determined it has one reportable segment and believes it is in compliance with the standards established by SFAS No. 131.

ACCOUNTING FOR LONG-LIVED ASSETS

The Financial Accounting Standards Board issued SFAS No.144 "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; however it retained the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale." The adoption of this statement did not have an effect on the earnings or the financial position of the Trust.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *"Consolidation of Variable Interest Entities,"* which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. The provisions of this interpretation became immediately effective for VIE's formed after January 31, 2003. For VIEs formed prior to January 31, 2003, the provisions of this interpretation apply to the first fiscal year or interim period beginning after December 15, 2003. Management has reviewed its unconsolidated joint ventures and determined that none represent variable interest entities which would require consolidation by the Trust pursuant to the interpretation.

NEW ACCOUNTING PRONOUNCEMENTS

Emerging Issues Task Force ("EITF") Issue 04-5, *"Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners Have Certain Rights"* was ratified by the Financial Accounting Standards Board (the "FASB") in September 2005. This EITF provides guidance in determining whether a general partner controls a limited partnership and what rights held by the limited partners(s) preclude the sole general partner from consolidating the limited partnership in accordance with the U.S. generally accepted accounting principles. This EITF covers entities that are equivalent to limited partnerships, such as limited liability companies, in which the Company is a managing member. This EITF is effective no later than fiscal years beginning after December 15, 2005 and as of September 29, 2005 for new or modified arrangements. Management has adopted the EITF issue and its adoption did not have an effect on earnings or the financial position of the Company.

In July 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements, but it is not expected to be significant.

In September 2006, the FASB issued Statement No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No.157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. The Company believes that the adoption of this standard on January 1, 2008 will not have a material effect on the Company's consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108"), which becomes effective beginning on January 1, 2007. SAB 108 provides guidance on the consideration of the effects of prior period misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB108 provides for the quantification of the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. If a misstatement is material to the current year financial statements, the prior year financial statements should also be corrected, even though such revision was, and continues to be, immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction should be made in the current period filings. The Company is currently evaluating the impact of adopting SAB 108.

RECLASSIFICATION

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 2 – REAL ESTATE LOANS

At September 30, 2006, information as to real estate loans, is summarized as follows (dollar amounts in thousands):

	TOTAL	EARNING INTEREST	NOT EARNING INTEREST
First mortgage loans:			
Short-term (five years or less):			
Condominium			
development/units	$110,995	$110,995	$ -
Multi-family residential	57,623	57,623	-
Land	35,074	35,074	-
Shopping centers/retail	25,689	25,689	-
Office	20,803	20,803	-
Industrial buildings	6,221	4,875	1,346
Residential	5,598	5,598	-
Second mortgage loans			
and mezzanine loans:			
Retail	19,225	19,225	-
Multi-family residential	2,850	2,850	-
Office	550	550	-
	$284,628	$283,282	$ 1,346

A summary of loans at September 30, 2005 is as follows (dollar amounts in thousands):

	TOTAL	EARNING INTEREST	NOT EARNING INTEREST
First mortgage loans:			
Long-term:			
Residential	$ 31	$ 31	$ -
Short-term (five years or less):			
Multi-family residential	103,091	103,091	-
Shopping centers/retail	27,517	25,900	1,617
Land	23,853	23,853	-
Condominium			
development/units	18,558	18,558	-
Industrial buildings	8,628	8,628	-
Second mortgage loans			
and junior participations:			
Multi-family residential	9,119	9,119	-
Retail	1,510	1,510	-
Office	1,322	1,322	-
	$193,629	$192,012	$ 1,617

There was one real estate loan not earning interest at September 30, 2006. This loan, with an outstanding balance of $1,346,000, is deemed impaired as it is probable that the Trust will not be able to collect all amounts due according to the contractual terms and an allowance has been established for it. Of the real estate loans earning interest at September 30, 2006 and 2005 $24,770,000 and $1,447,000, respectively, were deemed impaired and are subject to allowances for possible losses. During the years ended September 30, 2006, 2005 and 2004, respectively, an average of $3,122,000, $3,770,000 and $5,011,000 of real estate loans were deemed impaired, on which $137,000, $460,000 and $373,000 of interest income was recognized.

Loans originated by the Trust generally provide for interest rates, which are indexed to the prime rate. The weighted average earning interest rate on all loans was 13.06% and 12.23% at September 30, 2006 and 2005, respectively.

Included in real estate loans is one second mortgage to a venture in which the Trust (through a wholly owned subsidiary) holds a 50% interest. At September 30, 2006, the balance of the mortgage loan was $550,000. At September 30, 2005, the balance of mortgage loans to ventures was $3,500,000, which included two second mortgages. Interest received on these loans totaled $109,000 and $651,000 for the year ended September 30, 2006 and September 30, 2005, respectively.

As of September 30, 2006, two borrowers had loans outstanding, each of which represented in excess of 8% of the outstanding loans. The first borrower had one loan outstanding of $24,770,000, which is approximately 8.7% of the Trust's loan portfolio and 6.7% of the Trust's total assets. This loan has an adjustable interest rate. The second borrower had a loan outstanding of $23,623,000, which is approximately 8.3% of the Trust's loan portfolio and 6.4% of the Trust's total assets. This loan has an adjustable interest rate.

At September 30, 2006, there were two other borrowers who had multiple loans outstanding at September 30, 2006. The first borrower had two loans outstanding with a combined principal balance at September 30, 2006 of $21,780,000. The second borrower had five loans outstanding with a combined principal amount at September 30, 2006 of $19,263,000. These amounts represented 7.7% and 6.8% of the loans outstanding at September 30, 2006, respectively. No other borrower or single loan accounted for more than 6% of the outstanding loans.

Annual maturities of real estate loans receivable before allowances for possible losses during the next five years and thereafter are summarized as follows (dollar amounts in thousands):

YEARS ENDING SEPTEMBER 30,	AMOUNT
2007	$269,609
2008	14,994
2009	-
2010	-
2011 and thereafter	25
Total	$284,628

The Trust's portfolio consists primarily of senior and junior mortgage loans, secured by residential and commercial property, 53% of which are located in the New York metropolitan area (which includes New Jersey and Connecticut), 34% in the state of Florida, 5% in the state of Tennessee and 8% in seven other states.

If a loan is not repaid at maturity, in addition to foreclosing on the property, the Trust may either extend the loan or consider the loan past due. The Trust analyzes each loan separately to determine the appropriateness of an extension. In analyzing each situation, management examines many aspects of the loan receivable, including the value of the collateral, the financial strength of the borrower, past payment history and plans of the owner of the property. There were $172,013,000 of real estate loans receivable which matured in Fiscal 2006, of which, $51,634,000 were extended.

If all loans classified as non-earning were earning interest at their contractual rates for the year ended September 30, 2006 and 2005, interest income would have increased by $98,000 and $198,000, respectively.

At September 30, 2006 the three largest real estate loans had principal balances outstanding of approximately $24,770,000, $23,623,000 and $16,000,000, respectively. Of the total interest and fees earned on real estate loans during the fiscal year ended September 30, 2006, 5%, 1% and 7% related to these loans, respectively.

The Trust sold participations during the fiscal year ended September 30, 2006 totaling $61,188,000. All of these participations were sold at par, and accordingly no gain or loss was recognized on the sales.

Included within the participations sold are 50% pari passu participations the Trust sold to Gould Investors L.P. ("Gould"), a related party, at par, in two separate loans. The first loan in the face amount of $46 million was sold on March 30, 2006 for $23 million. At September 30, 2006 the balance on this loan was $25.9 million and BRT and Gould each retained their 50% pari passu interests. Gould received $333,438 representing its 50% share of the total commitment fee paid by the borrower. The second loan with an outstanding balance of $20.8 million, net of interest and repair reserves at September 27, 2006, was sold for $10.4 million. Gould received a pro rata share of the commitment fee paid by the borrower to BRT, or $219,818. On November 16, 2006 the Trust repaid this participation in full, at which time the outstanding participation balance was $9.5 million. Gould has repaid the Trust $159,000, representing the unamortized portion of the commitment fee of $219,818.

NOTE 3 – REAL ESTATE ASSETS

REAL ESTATE PROPERTIES

A summary of real estate properties for the year ended September 30, 2006 is as follows (dollar amounts in thousands):

	SEPTEMBER 30, 2005 AMOUNT	COSTS CAPITALIZED/ AMORTIZATION	SALES	GAIN ON SALE FROM DISCONTINUED OPERATION	SEPTEMBER 30, 2006 AMOUNT
Residential units-shares of cooperative corporations	$ 21	$ 31	$ (778)	$ 726	$ -
Shopping centers/retail	4,012	-	-	-	4,012
	4,033	31	(778)	726	4,012
Depreciation and amortization	(558)	(112)	-	-	(670)
Total real estate properties	$ 3,475	$ (81)	$ (778)	$ 726	$ 3,342

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Trust holds, with a minority partner, a leasehold interest in a portion of a retail shopping center located in Yonkers, New York. The leasehold interest is for approximately 28,500 square feet and, including all option periods, expires in 2045. The minority equity interest, which equals 10%, amounted to $146,000 at September 30, 2006 and $130,000 at September 30, 2005 is included as a component of accounts payable and accrued liabilities on the consolidated balance sheet.

Future minimum rentals to be received by the Trust, pursuant to noncancellable operating leases in excess of one year, from properties on which the Trust has title at September 30, 2006 are as follows (dollar amounts in thousands):

YEARS ENDING SEPTEMBER 30,	AMOUNT
2007	$ 816
2008	928
2009	928
2010	928
2011	964
Thereafter	5,199
Total	$ 9,763

During the fiscal year ended September 30, 2006 the Trust sold two cooperative apartments for a gain of $726,000, which is reported as discontinued operations in the accompanying consolidated statements of income.

INVESTMENT IN UNCONSOLIDATED REAL ESTATE VENTURES AT EQUITY

At September 30, 2006, the Trust was a partner in eight unconsolidated real estate ventures which operate seven properties. In addition to making an equity contribution, the Trust may hold a first or second mortgage on the property owned by a joint venture. A brief summary of the most significant real estate ventures are listed below:

Blue Hen Corporate Center and Mall - The Trust is a 50% venture partner in the Blue Hen Corporate Center and Mall, located in Dover, Delaware.

Unaudited condensed financial information for this venture at September 30, 2006 and for the year then ended is as follows (dollar amounts in thousands):

CONDENSED BALANCE SHEET	BLUE HEN VENTURE
Cash and cash equivalents	$ 1,804
Real estate assets, net	14,862
Other assets	492
Total assets	$ 17,158
Mortgages payable	$ -
Other liabilities	249
Equity	16,909
Total liabilities and equity	$ 17,158
Trust's equity investment	$ 7,448

CONDENSED STATEMENT OF OPERATIONS	BLUE HEN VENTURE
Revenues, primarily rental income	$ 3,938
Operating expenses	1,718
Depreciation	609
Interest expense	-
Total expense	2,327
Net income attributable to members	$ 1,611
Trust's share of net income	$ 805
Amount recorded in income statement (1)	$ 822

(1) The unamortized excess of the Trust's share of the net equity over its investment in the Blue Hen venture that is attributable to building and improvements is being amortized over the life of the related property. The portion that is attributable to land will be recognized upon the disposition of the land.

In November 2006, this property was sold for $17,400,000 and the Trust recorded a gain of approximately $1,800,000 for book purposes, on its 50% interest in the joint venture.

Rutherford Glen - In November 2005 one of our joint ventures in which we were a 50% joint venture partner, sold a 248-unit garden apartment complex (Rutherford Glen) in the Atlanta, Georgia area. The joint venture recognized a gain on the sale of approximately $5,062,000, of which the Trust recorded its 50% share of approximately $2,531,000. During the fiscal year ended September 30, 2006, the Trust also received cash distributions of $950,000 from this joint venture. For the fiscal year ended September 30, 2006, the venture recorded losses of $1,998,000 from the operations of the property which included additional interest expense of $1,764,000 resulting from the prepayment of the first mortgage upon the sale of the property. The Trust recorded its 50% share of this loss, or $999,000.

The remaining six ventures contributed $170,000 in equity earnings for the fiscal year ended September 30, 2006.

NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

The Trust did not record any additional allowance provisions for possible loan losses nor valuation adjustments on owned real estate during the years ended September 30, 2006, 2005 and 2004.

An analysis of the allowance for possible losses is as follows (dollar amounts in thousands):

	YEAR ENDED SEPTEMBER 30, 2006	2005	2004
Balance at beginning of year	$ 669	$ 881	$ 881
Charge-offs	-	(212)	-
Balance at end of year	$ 669	$ 669	$ 881

The allowance for possible losses applies to two loans aggregating $26,116,000, at September 30, 2006, two loans aggregating $3,065,000 at September 30, 2005 and three loans aggregating $4,919,000 at September 30, 2004.

NOTE 5 – AVAILABLE-FOR-SALE SECURITIES

The cost of available-for-sale securities at September 30, 2006 was $14,933,000. The fair value of these securities was $53,252,000 at September 30, 2006. Gross unrealized gains at September 30, 2006 were $38,319,000 and are reflected as accumulated other comprehensive income on the accompanying consolidated balance sheets. There were no unrealized losses at September 30, 2006.

Included in available for sale securities are 1,009,600 shares of Entertainment Properties Trust (NYSE:EPR), which have a cost basis of $13,262,000 and a fair value at September 30, 2006 of $49,793,000. The fair value of the Trust's investment in Entertainment Properties Trust at November 30, 2006 was $61,283,000. During the year ended September 30, 2005, 23,900 shares were sold for a gain of $729,000.

NOTE 6 – DEBT OBLIGATIONS

Debt obligations consist of the following (dollar amounts in thousands):

	SEPTEMBER 30, 2006	2005
Notes payable - credit facility	$ 122,000	$ 89,000
Margin account	19,464	21,932
Borrowed funds	141,464	110,932
Junior subordinated notes	56,702	-
Mortgage payable	2,471	2,542
Total debt obligations	$ 200,637	$ 113,474

The Trust has a $185 million credit facility with North Fork Bank, VNB New York Corp., Signature Bank and Manufacturers and Traders Trust Company. The credit facility was increased from $155 million to $185 million effective October 31, 2006. The credit facility matures on February 1, 2008 and may be extended for two one-year periods for a fee of $462,500 for each extension. Under the credit facility, the Trust is required to maintain cash or marketable securities at all times of not less than $15 million. Borrowings under the credit facility are secured by specific receivables and the facility provides that the amount borrowed will not exceed 65% of first mortgages, plus 50% of second mortgages and certain owned real estate pledged to the participating banks and may not exceed 15% of the borrowing base. At September 30, 2006, $152 million was available to be drawn based on the lending formula under the credit facility and $122 million was outstanding.

The average outstanding balance on the credit facility for the year ended September 30, 2006 and 2005 was $88,527,000 and $49,847,000, respectively, and the average interest rate paid, which includes amortization of fees, was 7.71% and 6.61%, respectively. Interest expense for the year ended September 30, 2006 and 2005 was $6,917,000 and $3,341,000, respectively. The interest rate at September 30, 2006 was 7.58%. At November 30, 2006, $123 million was outstanding on the credit line.

In addition to its credit facility, BRT has the ability to borrow funds through its two margin accounts. In order to maintain one of the accounts an annual fee equal to .3% of the market value of the pledged securities, which is included in interest expense, is paid. At September 30, 2006, there was an outstanding balance of $19,464,000 on the first margin account and no balance on the second margin account. The weighted average interest rate at September 30, 2006 was 7.50%. Marketable securities with a fair market value at September 30, 2006 of $53,252,000 were pledged as collateral. For the year ended September 30, 2006, there was an average outstanding balance of $19,933,000 at a rate of 7.36%. The average outstanding balance on the margin facilities for the year ended September 30, 2005 was $16,410,000 and the average interest rate paid was 5.92%. Interest expense for the year ended September 30, 2006 and 2005 was $1,488,000 and $985,000, respectively. At November 30, 2006, $18,997,000 was outstanding on the margin accounts.

On April 27, 2006, BRT issued $30,928,000 principal amount 30-year subordinated notes to BRT Realty Trust Statutory Trust II, an unconsolidated affiliate of BRT. The Statutory Trust was formed to issue $928,000 worth of common securities (all of the Statutory Trust's common securities) to BRT and to sell $30 million of preferred securities to third party investors. The notes pay interest quarterly at a fixed rate of 8.49% per annum for ten years at which time they convert to a floating rate of LIBOR plus 290 basis points. The Statutory Trust remits dividends to the common and preferred security holders under the same terms as the subordinated notes. The notes and preferred securities mature in April 2036 and may be redeemed in whole or in part anytime after five years, without penalty, at BRT's option. To the extent BRT redeems notes, the Statutory Trust is required to redeem a corresponding amount of preferred securities. Issuance costs of $944,500 were incurred in connection with this transaction and are included in other assets. These costs are being amortized over the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

intended 10-year holding period of the notes. Interest expense for the year ended September 30, 2006 was $1,157,000.

On March 21, 2006, BRT issued $25,774,000 principal amount 30-year subordinated notes to BRT Realty Trust Statutory Trust I, an unconsolidated affiliate of BRT. The Statutory Trust was formed to issue $774,000 worth of common securities (all of the Statutory Trust's common securities) to BRT and to sell $25 million of preferred securities to third party investors. The notes pay interest quarterly at a fixed rate of 8.23% per annum for ten years at which time they convert to a floating rate of LIBOR plus 300 basis points. The Statutory Trust remits dividends to the common and preferred security holders under the same terms as the subordinated notes. The notes and preferred securities mature in April 2036 and may be redeemed in whole or in part anytime after five years, without penalty, at BRT's option. To the extent BRT redeems notes, the Statutory Trust is required to redeem a corresponding amount of preferred securities. Issuance costs of $822,000 were incurred in connection with this transaction and are included in other assets. These costs are being amortized over the intended 10 year holding period of the notes. Interest expense for the year ended September 30, 2006 was $1,157,000.

BRT Realty Trust Statutory Trusts I and II are variable interest entities under FIN 46R. Under the provisions of FIN 46, BRT has determined that the holders of the preferred securities are the primary beneficiaries of the two Statutory Trusts. Accordingly, BRT does not consolidate the Statutory Trusts and has reflected the obligations of the Statutory Trusts under the caption "Junior Subordinated Notes." The investment in the common securities of the Statutory Trusts is reflected in other assets and is accounted under the equity method of accounting.

The mortgage payable was placed on a shopping center in which the Trust, through a subsidiary, is a joint venture partner and holds a majority interest in a leasehold position. The mortgage with an original principal balance of $2,850,000 bears interest at a fixed rate of 6.25% for the first five years and has a maturity of October 1, 2011. There is an option to extend the mortgage to October 1, 2016. At September 30, 2006, the outstanding balance was $2,471,000.

Scheduled principal repayments on the mortgage during the initial and extended maturity are as follows (dollar amounts in thousands):

YEARS ENDING SEPTEMBER 30,	AMOUNT
2007	$ 76
2008	80
2009	86
2010	91
2011 and thereafter	2,138
	$ 2,471

NOTE 7 – INCOME TAXES

The Trust has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1985, as amended. As a REIT, the Trust will generally not be subject to Federal income taxes at the corporate level if it distributes at least 90% of its REIT taxable income, as defined, to its shareholders. There are a number organizational and operational requirements the Trust must meet to remain a REIT. If the Trust fails to qualify as a REIT in any taxable year, its taxable income will be subject to Federal income tax at regular corporate tax rates and it may not be able to qualify as a REIT for four subsequent tax years. Even if it is qualified as a REIT, the Trust is subject to certain state and local income taxes and to federal income and excise taxes on its undistributed taxable income. For income tax purposes the Trust reports on a calendar year.

During the years ended September 30, 2006 and 2005, the Trust recorded $563,000 and $417,000, respectively, of corporate tax expense which included (i) $574,000 and $388,000, respectively, for the payment of Federal excise tax which is based on taxable income generated but not yet distributed; and (ii) ($11,000) and $29,000, respectively, for state and local taxes relating to the 2006 and 2005 tax years.

Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial statement purposes due to various items among which are timing differences related to depreciation methods and carrying values.

The taxable income is expected to be approximately $100,000 higher than the financial statement income during calendar 2006.

NOTE 8 – SHAREHOLDERS' EQUITY

DISTRIBUTIONS

During the year ended September 30, 2006, BRT declared cash distributions in the amount of $2.14 per share. It is estimated that 23% of the distribution or $.49 will be capital gain distributions and the remaining $1.65 will be ordinary income.

STOCK OPTIONS

On December 6, 1996, the Board of Trustees adopted the BRT 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), whereby a maximum of 450,000 shares of beneficial interest are reserved for issuance to the Trust's officers, employees, trustees and consultants or advisors to the Trust.

Incentive stock options are granted at per share amounts at least equal to the fair value at the date of grant, whereas for nonstatutory stock options, the exercise price may be any amount determined by the Board, but not less than the par value of a share. In December 2001, the 1996 stock option plan was amended to allow for an additional 250,000 shares to be issued.

In December 1998, the Board of Directors granted, under the 1996 Stock Option Plan options to purchase 180,000 shares of beneficial interest at $5.9375 per share to a number of officers, employees, consultants and trustees of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year (50,000) and two years (130,000), and expire five years (50,000) and ten years (130,000) after the date of the grant. During the current year 5,000 options were cancelled. At September 30, 2006, there were no remaining options to purchase under the grant.

In December 2000, the Board of Directors granted under the 1996 Stock Option Plan, options to purchase 165,500 shares of beneficial interest at $7.75 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after two years and expire ten years after grant date. During the current year, 33,186 of the options were exercised. At September 30, 2006, options to purchase 15,250 shares are remaining, all of which are exercisable.

In December 2001 the Board of Directors granted, under the 1996 Stock Option Plan, options to purchase 89,000 shares of beneficial interest at $10.45 per share to a number of officers, employees and consultants of the Trust. The options are cumulatively exercisable at a rate of 25% per annum, commencing after one year and expiring ten years after grant date. During the current year 18,750 of the options were exercised. At September 30, 2006 options to purchase 11,000 shares are remaining, all of which are exercisable.

The Trust accounts for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for both 2005 and 2004: risk free interest rate of 4.46%, volatility factor of the expected market price of the Trust's shares of beneficial interest based on historical results of .207, dividend yield of 5.7% and an expected option life of six years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Trust's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimated, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Trust recorded $17,000 of compensation expense during the fiscal year ended September 30, 2006 related to options which vested in the current fiscal year. As of December 13, 2005 all stock options have fully vested.

Pro forma net income and earnings per share calculated using the Black-Scholes option valuation model for prior years is as follows (dollar amounts in thousands):

	YEAR ENDED SEPTEMBER 30, 2005	2004
Net income to common shareholders as reported	$ 16,214	$ 12,002
Less: Total stock-based employee compensation expense determinedunder fair value based methods for all awards	64	120
Pro forma net income	$ 16,150	$ 11,882
Pro forma earnings per share of beneficial interest:		
Basic	2.08	1.56
Diluted	2.07	1.54

Changes in the number of shares under all option arrangements are summarized as follows:

	YEAR ENDED SEPTEMBER 30, 2006	2005	2004
Outstanding at beginning of period	83,186	149,124	240,062
Cancelled	(5,000)	(4,000)	-
Exercised	(51,936)	(61,938)	(90,938)
Outstanding at end of period	26,250	83,186	149,124
Exercisable at end of period	26,250	23,561	21,874
Option prices per share outstanding	$ 7.75- $ 10.45	$ 5.9375- $ 10.45	$ 5.9375- $ 10.45

As of September 30, 2006, the outstanding options had a weighted average remaining contractual life of approximately 4.6 years and a weighted average exercise price of $8.88.

RESTRICTED SHARES

On December 16, 2002, the Board of Trustees adopted and on March 24, 2003 the shareholders of BRT approved the 2003 BRT Incentive Plan, whereby a maximum of 350,000 shares of beneficial interest may be issued in the form of options or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

restricted shares to the Trust's officers, employees, trustees and consultants.

During the year ended September 30, 2006 and September 30, 2005, the Trust issued 42,450 and 36,950 restricted shares under the Plan, respectively. The shares vest five years from the date of issuance and under certain circumstances may vest earlier. For accounting purposes, the restricted stock is not included in the outstanding shares shown on the balance sheet until they vest. In 2006 the Trust adopted provisions of Financial Accounting Standard Board ("FASB") No. 123 (R), "Shared-Based Payment (revised 2004.)" These provisions require that the estimated fair value of the restricted stock at the date of grant be amortized ratably into expense over the appropriate vesting period. For the year ended September 30, 2006 and 2005, the Trust recognized $572,000 and $293,000 of compensation expense.

Changes in number of shares under the 2003 BRT Incentive Plan is shown below:

	YEAR ENDED SEPTEMBER 30,		
	2006	2005	2004
Outstanding at beginning of period	86,310	57,080	28,800
Issued	42,450	36,950	30,230
Cancelled	-	(7,720)	(200)
Vested	(3,750)	-	(1,750)
Outstanding at the end of period	125,010	86,310	57,080

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (dollar amounts in thousands):

	2006	2005	2004
Numerator for basic and diluted earnings per share:			
Net income	$ 20,071	$ 16,214	$ 12,002
Denominator:			
Denominator for basic earnings per share -weighted average shares	7,931,734	7,747,804	7,617,116
Effect of dilutive securities:			
Employee stock options	28,221	63,679	117,248
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	7,959,955	7,811,483	7,734,364
Basic earnings per share	$ 2.53	$ 2.09	$ 1.58
Diluted earnings per share	$ 2.52	$ 2.08	$ 1.55

TREASURY SHARES

During the fiscal year ended September 30, 2006 and September 30, 2005, no shares were purchased by the Trust.

During the fiscal year ended September 30, 2006, 94,386 treasury shares were issued in connection with the exercise of stock options and restricted stock issuance under the Trust's plans. In the fiscal year ended September 30, 2005, the Trust issued 91,168 Treasury shares in connection with the exercise of stock options under the Trust's existing stock option plan. As of September 30, 2006, the Trust owns 1,170,716 treasury shares of beneficial interest at an aggregate cost of $10,086,000.

NOTE 9 – ADVISOR'S COMPENSATION AND CERTAIN TRANSACTIONS

Certain of the Trust's officers and trustees are also officers, directors of REIT Management Corp. ("REIT"), to which the Trust pays advisory fees for administrative services and investment advice. Fredric H. Gould, Chairman of the Board, is the sole shareholder of REIT Management Corp. The agreement, which expires on December 31, 2010, provides that directors and officers of REIT may serve as trustees, officers and employees of the Trust, but shall not be compensated for services rendered in such latter capacities. Advisory fees are charged to operations at a rate of 1% on real estate loans and 1/2 of 1% on other invested assets. Advisory fees amounted to $2,682,000, $1,862,000 and $1,444,000 for the years ended September 30, 2006, 2005, and 2004, respectively. At September 30, 2006, $133,000 remains unpaid and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

Our Borrowers pay fees directly to REIT Management Corp. based on their loans, which generally are one-time fees payable upon funding of the loan commitment, in the amount of 1% of the total commitment. These fees, which are allowed by the advisory agreement, on loans arranged *on behalf* of the Trust and amounted to $3,200,000, $2,697,000 and $2,029,000 for the years ended September 30, 2006, 2005 and 2004, respectively.

The Advisory Agreement between us and REIT Management Corp., an affiliate of BRT has been amended and restated. As a result, effective January 1, 2007, the Advisory Agreement will provide that we pay REIT Management Corp. a base fee of six tenths of 1% of our invested assets, and that our borrowers pay REIT Management Corp. an incentive fee upon funding a loan commitment of 1/2 of 1% of the total commitment amount,provided that we have received at least a loan commitment fee of 1% from the borrower in any such transaction.

Management of certain properties for the Trust is provided by Majestic Property Management Corp., a corporation in which our chairman is the sole shareholder, under renewable year-to-year agreements. Certain of the Trust's officers and Trustees are also officers and directors of Majestic Property Management Corp. Majestic Property Management Corp. provides real property management, real estate brokerage and construction supervision services to the Trust and its joint venture properties. For the years ended September 30, 2006, 2005 and 2004 these fees for these services aggregated $322,000, $387,000 and $400,000, respectively.

The Chairman of the Board of Trustees of the Trust is also Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc., a related party, and is an executive officer and sole shareholder of Georgetown Partners Inc., the managing general partner of Gould Investors L.P. and the sole member of Gould General LLC, a general partner of Gould Investors L.P., a related party. Certain of the Trust's officers and Trustees are also officers and directors of Georgetown Partners Inc. During the years ended September 30, 2006, 2005 and 2004, allocated general and administrative expenses reimbursed by the Trust to Gould Investors L.P. pursuant to a Shared Services Agreement, aggregated $782,000, $708,000 and $754,000, respectively. At September 30, 2006, $101,000 remains unpaid and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

NOTE 10 – COMMITMENT

The Trust maintains a non-contributory defined contribution pension plan covering eligible employees and officers. Contributions by the Trust are made through a money purchase plan, based upon a percent of qualified employees' total salary as defined. Pension expense approximated $237,000, $202,000 and $180,000 during the years ended September 30, 2006, 2005 and 2004, respectively. At September 30, 2006, $7,000 remains unpaid and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

NOTE 11 – OTHER MATTERS

One Liberty Properties, Inc. ("One Liberty"), an entity affiliated with BRT, announced on June 21, 2006 that it had received notification of a formal order of investigation from the Securities and Exchange Commission (the "SEC"). One Liberty has disclosed that the SEC has requested information regarding "related party" transactions between One Liberty and entities affiliated with it and with certain of One Liberty's officers and directors and compensation paid to certain of One Liberty's executive officers by those affiliates. In connection with such investigation, the SEC served a subpoena on BRT requesting that it produce certain documents, relating to, among other things, related party transactions between BRT and certain affiliates of BRT and BRT's executive officers. One Liberty and BRT have several executive officers and directors in common. Moreover, BRT has engaged in the past in related party transactions with some of the same affiliated entities as One Liberty and others and continues to do so. BRT is complying with the SEC's subpoena.

NOTE 12 – SUBSEQUENT EVENTS

On November 1, 2006, BRT sold a property that was previously acquired in foreclosure. This property which was classified as held for sale was sold for $3,200,000. BRT will record a gain on the sale of approximately $350,000. In connection BRT provided a purchase money mortgage in the amount of $2,560,000.

On November 2, 2006, BRT Joint Venture I LLC, a wholly owned subsidiary of the Trust (which is referred to as the BRT member), entered into a joint venture agreement with and among (1) CIT Capital USA, Inc., which is referred to herein as the CIT member and which is a wholly owned subsidiary of CIT Group, Inc. and (2) BRT Funding LLC, a limited liability company formed under the laws of the State of Delaware, which is referred to as the joint venture. The joint venture will engage in the business of investing in short-term commercial real estate loans for terms of six months to three years, commonly referred to as bridge loans. The BRT member is the managing member of the joint venture. The initial capitalization of the joint venture will be up to $100 million of which 25% will be funded by the BRT member and 75% will be funded by the CIT member. In addition, the joint venture contemplates that it will obtain a line of credit from a third party lender for up to $50 million. At this time, however, there are no agreements or commitments in place with respect to such line of credit and neither we nor the joint venture can provide any assurance that the joint venture will ultimately obtain any such line of credit.

We will manage the joint venture and will receive a management allocation calculated as 1% of the loan portfolio amount, annualized, and payable quarterly. Origination fees up to 2% of the principal amount of a loan will be distributed 37.5% to the CIT member and 62.5% to the BRT member. Any amount of origination fees in excess of 2% of the principal amount of a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

loan but not exceeding 3% of the principal amount of the loan will be paid to REIT Management Corp., BRT's advisor. Any amounts of the joint venture's origination fees which exceeds 3% of the principal amount of a loan will be paid 37.5% to the CIT member and 62.5% to the BRT member. The joint venture will distribute net available cash to its two members on a pro-rata basis until the CIT member receives a return of 9% (inclusive of origination fees), annualized on its outstanding advances. If the joint venture is able to provide the CIT member with an annualized 9% return, thereafter, additional available net cash will be distributed, 37.5% to the CIT member and 62.5% to the BRT member.

We have agreed to present all loan proposals received by us to the joint venture for its consideration on a first refusal basis, under procedures set forth in the joint venture agreement, until the joint venture originates loans with an aggregate principal amount of $100 million (or, in the event that a line of credit at the maximum level is obtained, $150 million).

On December 5, 2006, the Trust entered into an Underwriting Agreement with Friedman, Billings, Ramsey & Co., Inc., as representative of the several underwriters named in the Agreement in connection with the public offering of 2,800,000 shares of its beneficial interest, par value $3.00 per share. The Agreement also grants the Underwriters an option to purchase up to an additional 420,000 Common Shares from the Trust to cover over-allotments, if any, until December 14, 2006. The offering closed on December 11, 2006 and the net proceeds to the Trust, after deducting the underwriting discount and estimated offering expenses payable by the Trust, was approximately $73.6 million. On December 13, 2006 the underwriters exercised the over allotment option to the extent of 132,500 shares resulting in additional net proceeds to the Trust, after underwriting discount, of approximately $3,500,000.

NOTE 13 – QUARTERLY FINANCIAL DATA
(Unaudited, dollar amount in thousands except per share data)

	1ST QUARTER OCT.-DEC.	2ND QUARTER JAN.-MARCH	3RD QUARTER APRIL-JUNE	4TH QUARTER JULY-SEPT.	TOTAL FOR YEAR
2006					
Revenues	$ 7,400	$ 8,121	$ 10,106	$ 11,861	$ 37,488
Income before equity in earnings of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	3,131	3,653	4,336	5,660	16,780
Discontinued operations	(62)	345	48	461	792
Net income	4,715	4,119	4,950	6,287	20,071
Income per beneficial share					
Income from continuing operations	$ .61	$ .48	$ .61	$ .73	$ 2.43
Income from discontinued operations	(.01)	.04	.01	.06	.10
Basic earnings per share	$ .60	$ .52	$ .62	$ .79	$ 2.53(a)
2005					
Revenues	$ 5,806	$ 5,735	$ 6,021	$ 7,929	$ 25,491
Income before equity in earnings of unconsolidated real estate ventures, gain on sale of available-for-sale securities, minority interest and discontinued operations	3,429	3,074	3,060	3,953	13,516
Discontinued operations	109	81	58	1,525	1,773
Net income	4,311	3,039	3,187	5,677	16,214
Income per beneficial share					
Income from continuing operations	$ .55	$ .38	$ .40	$ .53	$ 1.86
Income from discontinued operations	.01	.01	.01	.20	.23
Basic earnings per share	$ .56	$ .39	$ .41	$ .73	$ 2.09(a)

Per share earnings represent basic earnings per beneficial share.
(a) Calculated on weighted average shares outstanding for the fiscal year.
May not foot due to rounding.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

BRT REALTY TRUST

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- **pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;**
- **provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and**
- **provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.**

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2006. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of September 30, 2006, our internal control over financial reporting was effective based on those criteria.

Our independent auditors, Ernst & Young LLP, have issued an audit report on management's assessment of our internal control over financial reporting. This report appears on page 22 of this Annual Report.

Jeffrey A. Gould
President and Chief Executive Officer

George Zweier
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF TRUSTEES AND SHAREHOLDERS OF
BRT REALTY TRUST AND SUBSIDIARIES

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting in Item 9A, Controls and Procedures, of Form 10K, that BRT Realty Trust and Subsidiaries (the "Trust") maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Trust maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BRT Realty Trust and Subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006 of the Trust and our report dated December 11, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
December 11, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF TRUSTEES AND SHAREHOLDERS OF BRT REALTY TRUST AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of BRT Realty Trust and Subsidiaries (the "Trust") as of September 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRT Realty Trust and Subsidiaries at September 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of BRT Realty Trust and Subsidiaries' internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 11, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
December 11, 2006

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	YEAR ENDED SEPTEMBER 30, 2006	2005	2004	2003	2002
OPERATING STATEMENT DATA:					
Revenues	$ 37,488	$ 25,491	$ 17,661	$ 13,891	$ 16,498
Expenses	20,708	11,975	9,114	5,862	5,639
Gain on disposition of real estate related to unconsolidated real estate venture	2,531	-	-	-	-
Gain on sale of available-for-sale securities	-	680	1,641	4,332	-
Income from continuing operations	19,279	14,441	10,347	12,797	11,392
Discontinued operations	792	1,773	1,655	886	1,194
Net income	20,071	16,214	12,002	13,683	12,586
Calculation of net income applicable to common shareholders:					
Net income applicable to common shareholders	20,071	16,214	12,002	13,683	12,586
Income per share of beneficial interest:					
Income from continuing operations	$ 2.43	$ 1.86	$ 1.36	$ 1.71	$ 1.55
Income from discontinued operations	0.10	0.23	0.22	0.12	0.16
Basic earnings per share	$ 2.53	$ 2.09	$ 1.58	$ 1.83	$ 1.71
Income from continuing operations	$ 2.42	$ 1.85	$ 1.34	$ 1.68	$ 1.52
Discontinued operations	0.10	0.23	0.21	0.12	0.16
Diluted earnings per share	$ 2.52	$ 2.08	$ 1.55	$ 1.80	$ 1.68
Weighted average number of common shares:					
Basic	7,931,734	7,747,804	7,617,116	7,470,608	7,373,627
Fully diluted	7,959,955	7,811,483	7,734,364	7,595,434	7,503,065

	SEPTEMBER 30, 2006	2005	2004	2003	2002
BALANCE SHEET DATA:					
Total assets	$ 371,042	$ 266,198	$ 198,005	$ 139,002	$ 134,931
Earning real estate loans (a)	283,282	192,012	132,229	63,733	84,112
Non-earning real estate loans (a)	1,346	1,617	3,096	3,145	415
Real estate assets	12,950	12,188	13,680	13,066	13,204
Borrowed funds	141,464	110,932	53,862	4,755	14,745
Junior subordinated notes	56,702	-	-	-	-
Mortgage payable	2,471	2,542	2,609	2,680	2,745
Shareholders' equity	154,435	142,655	132,063	125,932	114,291
Cash distributions per share	$ 2.14	$ 1.96	$ 1.79	$ 1.30	$ 1.04

NOTES:

(a) Earning and non-earning loans are presented without deduction of the related allowance for possible losses or valuation allowance.

STOCK PRICE RANGES BY QUARTER

		1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Year Ended	High	$ 24.75	$ 27.42	$ 27.65	$ 32.35
September 30, 2006	Low	21.90	23.80	25.00	25.33
Cash distribution per share		0.52	0.52	0.54	0.56
Year Ended	High	$ 25.10	$ 24.60	$ 24.46	$ 24.25
September 30, 2005	Low	21.05	20.70	20.75	22.01
Cash distribution per share		0.48	0.48	0.50	0.50

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our primary business operations involve the origination and holding for investment and servicing of mortgage loans. Our profitability in any year is most affected by the principal amount of loans originated, the type of loans originated and the payoff and pay down of outstanding mortgage loans during such year. These factors determine, to a significant extent, the interest income and fee income earned during such year. We cannot project the principal amount or type of loans which will be originated in any year or those loan applications submitted to us which will be approved by our loan committee or Board of Trustees, as the case may be. Due to the short term nature of our loan portfolio and our "no prepayment penalty" policy, we cannot project the rate of payoffs or paydowns against our loan portfolio in any year. As noted in the discussion below, both the 2006 fiscal year and the 2005 fiscal year reflect an increase in interest and fee income compared to the preceding fiscal year. The primary reason for these increases is the significant increase in loan originations which we attribute to the increase in our marketing activities.

Results Of Operations

2006 vs. 2005

Interest and fees on loans increased to $33,263,000 for the year ended September 30, 2006, as compared to $21,549,000 for the year ended September 30, 2005, an increase of $11,714,000, or 54%. During the current fiscal year, we experienced an increase in the volume of loan originations that caused the average balance of loans outstanding to increase to $216,400,000 in the current fiscal year from $145,700,000 in the prior fiscal year. This resulted in an increase in interest income of $9,541,000. Increases in the prime rate of interest caused the interest rate earned on our portfolio to increase from 12.63% to 13.62%, resulting in a $1,539,000 increase in interest income. We recognized an increase of $1,003,000 in fee income in 2006, which is consistent with the increased loan volume we experienced in the current fiscal year. We also realized $51,000 of additional interest income from the collection of interest on a loan that was previously in default. Offsetting these increases was a decline in interest income of $420,000 resulting from the collection of interest in excess of the stated rate on a loan that went into default and was paid in full in the prior fiscal year.

Operating income from real estate properties increased by $231,000, or 23%, to $1,214,000 in the fiscal year ended September 30, 2006 from $983,000 in the fiscal year ended September 30, 2005. This increase is the result of the write off in the 2005 fiscal year of $370,000 of straight line rent related to a retail tenant that filed for bankruptcy in October 2005. This was offset by the loss of rental income of $242,000 on this space in the current year. This space was re-leased in July 2006 to a new tenant. Additionally, in fiscal 2006 we recorded $85,000 of additional income from the refund of real estate taxes on a property that was sold in a prior year.

Other income, primarily investment income, increased by $52,000, or 2%, from $2,959,000 in the fiscal year ended September 30, 2005 to $3,011,000 in the fiscal year ended September 30, 2006. This increase was partially the result of a 10% increase in the annual dividend paid on the EPR shares we own from $2.50 per share to $2.75 per share and an increase in the average balance of other investment balances. Offsetting these increases was a decline of $365,000 from the payoff of a loan in fiscal 2005, a portion of which had been previously written off.

Interest expense on borrowed funds increased to $10,718,000 in the fiscal year ended September 30, 2006 from $4,324,000 in the fiscal year ended September 30, 2005. This increase of $6,394,000, or 148%, is due to an increase in the average balance of borrowed funds outstanding to fund increased loan originations. The average balance of borrowed funds outstanding increased by $68.9 million, from $66.2 million in the prior fiscal year to $135.1 million in the current fiscal year. This caused an increase in interest expense of $5,495,000. An increase in the average rate paid on our borrowings from 6.44% to 7.93% caused $899,000 of the increase in interest expense. The average interest rate includes the amortization of deferred borrowing costs and a .3% fee, based on the value of the assets in the margin account, to maintain the margin account.

The advisor's fee paid to REIT Management Corp., which is calculated pursuant to the Advisory Agreement and is based on invested assets, increased $820,000, or 44%, in the fiscal year ended September 30, 2006 to $2,682,000 from $1,862,000 in the fiscal year ended September 30, 2005. The increase is a result of a larger outstanding balance of invested assets, primarily loans, in the current fiscal year, directly resulting in an increase in the fee.

General and administrative expenses increased to $5,809,000 in the fiscal year ended September 30, 2006 from $4,398,000 in the fiscal year ended September 30, 2005. This increase of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

$1,411,000, or 32%, was the result of several factors. Payroll and payroll related expenses increased by $730,000, as a result of staff additions, increased commissions paid to loan originators and restricted stock amortization. In the fiscal year ended September 30, 2006, we incurred $296,000 in legal, professional and printing expenses related to a contemplated public offering which was cancelled due to adverse market conditions. Professional fees also increased by $111,000 primarily due to foreclosure related legal expenses. The expenses allocated to us pursuant to a shared services agreement among us and related entities for legal and accounting services increased by $73,000, in the year ended September 30, 2006, primarily as the result of the negotiation of our new credit facility (which closed in January 2006) and as the result of professional services related to the cancelled offering. Advertising expense also increased by $117,000, as we continued to expand our marketing efforts. The remaining increase in expense of $84,000 was due to higher operating expenses in several categories, none of which was significant.

Other taxes increased by $146,000, or 35%, to $563,000 for the fiscal year ended September 30, 2006 from $417,000 in the fiscal year ended September 30, 2005. This was the result of an increase in the amount of federal excise tax recorded. The federal excise tax is based on taxable income generated during the current fiscal year but not distributed.

Equity in (loss) earnings of unconsolidated joint ventures decreased by $264,000, or 103%, from $257,000 in the fiscal year ended September 30, 2005 to a loss of $7,000 in the fiscal year ended September 30, 2006. In the fiscal year ended September 30, 2006, we experienced an increased operating loss of $557,000 from the operations of a joint venture that owned a property located in Atlanta, Georgia, which was sold in December 2005. This increased loss was the result of increased interest expense of $882,000, resulting from the prepayment of the first mortgage upon the sale of the property. Additionally, the prior fiscal year contains an increase in income of $200,000 from another joint venture relating to the sale of cooperative apartment units. Offsetting these declines was the receipt by us of $437,000, our share of an early termination fee paid by a tenant to our joint venture which owned a property located in Dover, Delaware.

During the fiscal year ended September 30, 2006, we realized a gain on disposition of real estate related to unconsolidated joint ventures, the result of the sale in December 2005 of a multi-family apartment property located in Atlanta, Georgia. The venture recognized a gain of approximately $5.1 million, of which we recorded $2,531,000 as our share.

Gain on sale of available-for-sale securities declined $680,000, or 100%, from $680,000 in the fiscal year ended September 30, 2005 to zero in the fiscal year ended September 30, 2006. In the prior fiscal year, we sold 23,900 shares of EPR and other miscellaneous securities which resulted in net proceeds of $1,059,000 and had a cost basis of $379,000. There were no securities sales in the current year.

Income from discontinued operations declined $981,000 from $1,773,000 in the fiscal year ended September 30, 2005 to $792,000 in the fiscal year ended September 30, 2006. Discontinued operations in the current fiscal year reflect the operations of a property located in Charlotte, North Carolina, acquired in foreclosure in January 2005, and a $726,000 gain from the sale of two cooperative apartment units. The discontinued operations in the prior fiscal year reflect the results of operations of the Charlotte property and the operations and gain on sale from a property located in Rock Springs, Wyoming, which we sold in July 2005.

2005 vs. 2004

Interest and fees on loans increased to $21,549,000 for the year ended September 30, 2005, as compared to $13,913,000 for the year ended September 30, 2004, an increase of $7,636,000, or 55%. During the 2005 fiscal year, we experienced an increase in the volume of loan originations that caused the average balance of loans outstanding to increase to $145,700,000 in the current fiscal year from $107,300,000 in the prior fiscal year. This resulted in an increase in interest income of $4,636,000. Increases in the prime rate of interest caused the interest rate earned on our loan portfolio to increase from 10.87% to 12.63%, resulting in a $2,095,000 increase in interest income. We recognized an increase of $946,000 in fee income in 2005, which is consistent with the increased loan volume and an acceleration of amortization from the prepayment of loans. We also realized an increase in interest income of $420,000 resulting from the collection of interest in excess of the stated rate on a loan that went into default in the 2004 fiscal year but was paid in full in the 2005 fiscal year. Offsetting these increases was a decline in interest income of $461,000 due to the receipt in the 2004 fiscal year of interest in excess of the stated rate on four loans that went into default during the prior year and subsequently returned to performing status.

Operating income from real estate properties declined by $389,000, or 28%, to $983,000 in the fiscal year ended September 30, 2005 from $1,372,000 in the fiscal year ended September 30, 2004. This decline is due to the write off of $370,000 of straight line rent related to a retail tenant that filed for bankruptcy in October 2005.

Other income, primarily investment income, increased by $583,000, or 25%, from $2,376,000 in the fiscal year ended September 30, 2004 to $2,959,000 in the fiscal year ended September 30, 2005. This increase was partially the result of a 14% increase in the dividend paid on our EPR shares from $2.1875 per share to $2.50 per share. During the fiscal year ended September 30, 2005, we also recognized $365,000 of income from the payoff of a loan, a portion of which was written off in a prior year.

Interest expense on borrowed funds increased to $4,324,000 in the fiscal year ended September 30, 2005 from $1,408,000 in the fiscal year ended September 30, 2004. This increase of $2,916,000, or 207%, is due to an increase in the average balance of borrowed funds outstanding to fund our increased loan originations, which increased by $38.1 million, from $28.1 million in the prior fiscal year to $66.2 million in the current fiscal year. This caused an increase in interest expense of $2,550,000. An increase in the average rate paid on our borrowings from 4.93% to 6.44% caused $366,000 of the increase in interest expense. The average interest rate includes the amortization of deferred borrowing costs and a .3% fee, based on the value of the assets in the margin account, to maintain the margin account.

The advisor's fee paid to REIT Management Corp., which is calculated pursuant to the Advisory Agreement and is based on invested assets, increased $418,000, or 29%, in the fiscal year ended September 30, 2005 to $1,862,000 from $1,444,000 in the fiscal year ended September 30, 2004. The increase is a result of a larger outstanding balance of invested assets, primarily loans, in the current fiscal year, thereby causing the increase in the fee.

General and administrative expenses increased to $4,398,000 in the fiscal year ended September 30, 2005 from $3,828,000 in the fiscal year ended September 30, 2004. This increase of $570,000, or 15%, was the result of several factors. Payroll and payroll related expenses increased by $389,000, as a result of staff additions, increased commissions paid to loan originators and restricted stock amortization. Accounting expenses increased by $325,000, a result of Sarbanes-Oxley compliance activities. These increases were offset by a $209,000 decline in legal expenses that resulted from a decline in foreclosure related activities and the expensing in the 2004 fiscal year of legal costs associated with the organization of a "de novo" bank that we did not pursue. The remaining increase in expense of $65,000 was due to higher operating expenses in several categories, none of which was significant.

Other taxes decreased by $63,000, or 13%, to $417,000 for the fiscal year ended September 30, 2005 from $480,000 in the fiscal year ended September 30, 2004. The decrease is the result of a decline of $172,000 in federal and state income taxes. In the prior fiscal year we were liable for federal and state income taxes on earnings that were not distributed to shareholders. This was offset by a $109,000 increase in federal excise tax recorded. The federal excise tax is based on taxable income during the current fiscal year not distributed.

Operating expenses relating to real estate declined by $976,000, or 54%, from $1,809,000 in the fiscal year ended September 30, 2004 to $833,000 in the fiscal year ended September 30, 2005. In the prior fiscal year, we incurred legal and other professional expenses of $945,000 in connection with a litigation related to a property that was sold in 1997. This litigation was resolved in June 2004. In the current year, we also refinanced the mortgage on an existing leasehold interest resulting in a reduction of interest expense of $62,000.

Equity in earnings of unconsolidated joint ventures increased by $55,000, or 27%, from $202,000 in the fiscal year ended September 30, 2004 to $257,000 in the fiscal year ended September 30, 2005. This increase resulted from the sale of three cooperative apartment units by one of our joint ventures, offset by a decline in rental income related to a property located in Dover, Delaware, where, upon a lease renewal, a major tenant reduced the amount of space it occupies.

Gain on sale of available-for-sale securities declined $961,000, or 59%, from $1,641,000 in the fiscal year ended September 30, 2004 to $680,000 in the fiscal year ended September 30, 2005. In the current fiscal year, we sold 23,900 shares of EPR and other miscellaneous securities which resulted in net proceeds of $1,059,000 and had a cost basis of $379,000. In the prior fiscal year, we sold 61,300 shares of EPR and 58,550 shares of Atlantic Liberty which resulted in net proceeds of $3,384,000 and had a cost basis of $1,743,000.

For the fiscal year ended September 30, 2005, gain on sale of real estate assets, which is included in discontinued

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

operations, increased to $1,569,000 from $1,261,000 in the fiscal year ended September 30, 2004. In the current fiscal year, the gain resulted from our sale of a shopping center located in Wyoming. In the prior fiscal year, the gain was the result of the sale of one condominium and four cooperative apartment units.

LIQUIDITY AND CAPITAL RESOURCES

We are primarily engaged in originating and holding for investment senior and junior commercial mortgage loans secured by real property in the United States. From time to time, we also participate as both an equity investor in, and as a mortgage lender to, joint ventures which acquire income-producing real property. Our focus is to originate loans secured by real property, which generally have high yields and are short term or bridge loans, with an average duration ranging from six months to three years. Repayments to us of real estate loans in the amount of $269.6 million are due during the twelve months ending September 30, 2007, including $9.9 million due on demand and $111.0 million secured by mortgages on multi-family properties being converted to condominium ownership. The availability of mortgage financing secured by real property and the market for buying and selling real estate is cyclical. In addition the sale of condominium units by borrowers is dependent on the market conditions for such product in the geographic area in which the property is located, mortgage availability for this product and interest rates available on such mortgage financing. Since these are the principal sources for the generation of funds by our borrowers to repay our outstanding real estate loans, we cannot project the portion of loans maturing during the next twelve months which will be paid or the portion of loans which will be extended for a fixed term or on a month to month basis.

On December 11, 2006, we completed a public offering of 2,800,000 shares of our common shares deriving net proceeds of approximately $74.3 million, before expenses. On December 13, 2006, the underwriters exercised their over-allotment option in part and purchased an additional 132,500 of our common shares resulting in additional net proceeds to us of approximately $3.5 million. The net proceeds received by us on December 11, 2006 from the public offering have been used to reduce indebtedness under our margin lines of credit and our revolving credit facility. The net proceeds received by us on December 14, 2006 from the exercise by the underwriters of their over-allotment option have been used to further reduce indebtedness under our revolving credit facility.

CREDIT FACILITIES

We have a credit facility with a group of banks consisting of North Fork Bank, VNB New York Corp., Signature Bank and Manufacturers and Traders Trust Company. Under the credit facility, North Fork Bank, VNB New York Corp., Signature Bank and Manufacturers and Traders Trust Company make available to us up to an aggregate of $185 million on a revolving basis. The credit facility matures on February 1, 2008 and may be extended for two one-year periods for a fee of $462,500 for each extension. Under the credit facility, we are required to maintain cash or marketable securities at all times of not less than $15 million. Borrowings under the credit facility are secured by specific receivables and the facility provides that the amount borrowed will not exceed 65% of first mortgages, plus 50% of second mortgages and certain owned real estate pledged to the participating banks and may not exceed 15% of the borrowing base. At September 30, 2006, $152.0 million was available to be drawn based on the lending formula under our credit facility and $122.0 million was outstanding. At November 30, 2006, $173 million was available to be drawn based on the lending formula under our credit facility and $123 million was outstanding. On December 14, 2006, our outstanding balance under the credit facility was reduced to $64.5 million. We applied proceeds derived by us from a public offering of our common beneficial shares, which was consummated on December 11, 2006, plus the additional proceeds we received on December 14, 2006 on the exercise by the underwriters of the over-allotment option to reduce the outstanding balance due to the bank group under the credit facility.

We also have the ability to borrow under our margin lines of credit maintained with national brokerage firms, secured by the common shares we own in EPR and other investment securities. Under the terms of the margin lines of credit, we may borrow up to an amount equal to 50% of the market value of the shares we own. At September 30, 2006, $26.5 million was available under the margin lines of credit, of which $19.5 million was outstanding. At November 30, 2006 $31.5 million was available under the margins lines of credit and $19.0 million was outstanding. If the value of the EPR shares (our principal securities investment) were to decline, the available funds under the margin lines of credit might decline and we could be required to repay a portion or all of the margin loans.

Our margin lines were paid in full on December 11, 2006, using a portion of the public offering proceeds.

TRUST PREFERRED SECURITIES

On March 21, 2006, we issued 30-year subordinated notes to BRT Realty Trust Statutory Trust I, an unconsolidated affiliate of our company. The Statutory Trust was formed to issue $774,000 worth of common securities (all of the Statutory Trust's common securities) to us and to sell $25 million of preferred securities to third party investors. The notes pay interest quarterly at a fixed rate of 8.23% per annum for ten years at which time they convert to a floating rate of LIBOR plus 300 basis points. The Statutory Trust remits dividends to the common and preferred security holders on the same terms as the subordinated notes. The subordinated notes and trust preferred securities mature in April 2036 and may be redeemed in whole or in part anytime after five years, without penalty, at our option. To the extent we redeem subordinated notes, the Statutory Trust is required to redeem a corresponding amount of trust preferred securities.

On April 27, 2006, we issued 30-year subordinated notes to BRT Realty Trust Statutory Trust II, an unconsolidated affiliate of our company. The Statutory Trust was formed to issue $928,000 worth of common securities (all of the Statutory Trust's common securities) to us and to sell $30 million of preferred securities to third party investors. The notes pay interest quarterly at a fixed rate of 8.49% per annum for ten years at which time they convert to a floating rate of LIBOR plus 290 basis points. The Statutory Trust remits dividends to common and preferred security holders on the same terms as the subordinated notes. The subordinated notes and trust preferred securities mature in April 2036 and may be redeemed in whole or in part anytime after five years, without penalty, at our option. To the extent we redeem subordinated notes, the Statutory Trust is required to redeem a corresponding amount of trust preferred securities.

The trust preferred securities are treated as debt for financial statement purposes. The net proceeds to us from the sale of the subordinated notes has been used, and will continue to be used by us to provide capital to fund our loan originations. The obligations relating to the trust preferred securities are subordinate and junior in right of payment to all of our present and future non-affiliated senior indebtedness, including our revolving credit facility and are considered as equity for the purpose of calculating the covenants under our revolving credit facility.

CASH FROM OPERATIONS

During the twelve months ended September 30, 2006, we generated cash of $19.9 million from operating activities, $157.5 million from collections from real estate loans, $61.2 million from the sale of participations in loans originated by us and $55 million from the issuance of junior subordinated notes. These funds, in addition to cash on hand and funds borrowed under our revolving credit facility and our margin lines of credit, were used primarily to fund real estate loan originations of $309.7 million, and to pay cash distributions to shareholders in the amount of $16.4 million.

We will satisfy our liquidity needs in the year ending September 30, 2007 from cash and cash investments on hand, the credit facility with North Fork Bank, VNB New York Corp., Signature Bank and Manufacturers and Traders Trust Company, availability from our margin lines of credit, interest and principal payments received on outstanding real estate loans, and net cash flow generated from the operation and sale of real estate assets.

We have no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth as of September 30, 2006 our known contractual obligations:

		PAYMENT DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations	$ 59,173,000	$ 76,000	$ 166,000	$ 188,000	$ 58,743,000
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligation	1,045,000	58,000	116,000	116,000	755,000
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on Company Balance Sheet Under GAAP	-	-	-	-	-
Total	$ 60,218,000	$ 134,000	$ 282,000	$ 304,000	$ 59,498,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

OUTLOOK

The real estate business is cyclical and to a large extent depends, among other factors, upon national and local business and economic conditions, government economic policies and the level and volatility of interest rates. A difficult or declining real estate market in the New York metropolitan area, in the state of Florida, or in other parts of the country and a recessionary economy could potentially have the following adverse effects on our business: (i) an increase in loan defaults which will result in decreased interest and fees on our outstanding real estate loans; (ii) an increase in loan loss reserves; (iii) an increase in expenses incurred in foreclosures and restructurings; (iv) a decrease in loan originations; (v) a decrease in rental income from properties owned by us or joint ventures in which we are a venture participant; and (vi) an increase in operating expenses related to real estate properties.

A declining real estate market however could also provide us with opportunities since, in a declining market, other lenders, particularly institutional lenders, become more conservative in their lending activities. If such a lending environment should occur, the amount of potential business for us could increase.

Since approximately 95% of our loan portfolio at September 30, 2006 provides for adjustable interest rates with stated minimum interest rates, an increase or decrease in interest rates should not have a material adverse effect on our revenues and net income. Interest on our mortgage loans is payable to us monthly.

CASH DISTRIBUTION POLICY

We have elected to be taxed as a REIT under the Internal Revenue Code since our organization. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute currently to our shareholders at least 90% of our adjusted ordinary taxable income. It is the current intention of our management to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate Federal income tax on taxable income we distribute currently in accordance with the Code and applicable regulations to shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for Federal taxation as a REIT, we may be subject to certain state and local taxes on our income and to Federal income and excise taxes on undistributed taxable income, i.e., taxable income not distributed in the amounts and in the time frames prescribed by the Code and applicable regulations thereunder.

For tax purposes, we report on a calendar year basis as distinguished from financial reporting purposes for which we are on a September 30th fiscal year. We distributed substantially all of our taxable income for calendar 2005 by October 2006. We estimate taxable income for calendar 2006 will be approximately $22.8 million, of which approximately $3.7 million is expected to represent capital gain income. To comply with the time frames prescribed by the Code and the applicable regulations thereunder, at least 90% of the calendar 2006 ordinary taxable income is required to be declared by September 15, 2007 and, assuming we continue to pay the quarterly dividends on or about the 1st day of each calendar quarter (January 1st, April 1st, July 1st and October 1st), distributed by October 1, 2007.

It is our intention to pay to our shareholders within the time periods prescribed by the Code substantially all of our annual taxable income, including gains from the sale of real estate and recognized gains on sale of available-for-sale securities.

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. The preparation of financial statements and related disclosure in conformity with accounting principles generally accepted in the United States requires management to make certain judgments and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Certain of our accounting policies are particularly important to understand our financial position and results of operations and require the application of significant judgments and estimates by our management; as a result they are subject to a degree of uncertainty. These significant accounting policies include the following:

Allowance for Possible Losses

We review our mortgage portfolio, real estate assets underlying our mortgage portfolio and owned by us and real estate assets owned by joint ventures in which we are an equity participant on a quarterly basis to ascertain if there has been any impairment in the value of the real estate assets underlying our loans or any impairment in the value of any owned real estate assets, in order to determine if there is a need for a provision for an allowance for possible losses against our real estate loans or an impairment allowance against owned real estate assets.

In reviewing the value of the collateral underlying our loan portfolio, our real estate assets, and the real estate assets owned by joint ventures in which we are an equity participant, we seek to arrive at the fair value of the underlying collateral or such real estate on an individual basis by taking into account numerous factors, including, market evaluations of the underlying collateral or the real estate, estimated operating cash flow from the property during a projected holding period and an estimated sales value computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, discounted at market discount rates. Each of these factors entails significant judgments and estimates. Real estate assets held for use and real estate assets owned by joint ventures are evaluated for indicators of impairment using an undiscounted cash flow analysis. If that analysis suggests that the undiscounted cash flows to be generated by the property will be insufficient to recover our investment, an impairment provision will be calculated based upon the excess of the carrying amount of the property over its fair value. Real estate assets which are held for sale are valued at the lower of the recorded cost or estimated fair value, less the cost to sell. We do not obtain any independent appraisals of either the real property underlying our loans or the real estate assets which are owned by us and by the joint ventures in which we are an equity participant, but we rely on our own "in-house" analysis and valuations. Any valuation allowances taken with respect to our loan portfolio or real estate assets will reduce our net income, assets and shareholders' equity to the extent of the amount of the valuation allowance, but it will not affect our cash flow until such time as the property is sold. No additional valuation allowance was recorded against our mortgage portfolio in the fiscal year ended September 30, 2006 and no valuation adjustment was recorded in fiscal 2006 against any real estate assets.

Revenue Recognition

We recognize interest income and rental income on an accrual basis, unless we make a judgment that impairment of a loan or of real estate owned renders doubtful collection of interest or rent in accordance with the applicable loan documents or lease. In making a judgment as to the collectibility of interest or rent, we consider, among other factors, the status of the loan or property, the borrower's or tenant's financial condition, payment history and anticipated events in the future. Income recognition is suspended for loans when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and continued performance is demonstrated. Accordingly, management must make a significant judgment as to whether to treat a loan or real estate owned as impaired. If we make a decision to treat a "problem" loan or real estate asset as not impaired and therefore continue to recognize the interest and rent as income on an accrual basis, we could overstate income by recognizing income that will not be collected and the uncollectible amount will ultimately have to be written off. The period in which the uncollectible amount is written off could adversely affect taxable income for a specific year and our ability to pay cash distributions.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Our primary component of market risk is interest rate sensitivity. Our interest income, and to a lesser extent our interest expense, are subject to changes in interest rates. We seek to minimize these risks by originating loans that are indexed to the prime rate, with a stated minimum interest rate, and borrowing, when necessary, from our available revolving bank credit lines which are also indexed to the prime rate. At September 30, 2006, approximately 95% of our portfolio was comprised of variable rate loans tied primarily to the prime rate. Changes in the prime interest rate would affect our net interest income accordingly. When determining interest rate sensitivity, we assume that any change in interest rates is immediate and that the interest rate sensitive assets and liabilities existing at the beginning of the period remain constant over the period being measured. We assessed the market risk for our variable rate mortgage receivables and variable rate debt and believe that a one percent increase in interest rates would cause an increase of income before taxes of $1.3 million and a one percent decline in interest rates would cause an increase of income before taxes of approximately $134,000 based on line of credit balance, margin account balance and loan portfolio as of September 30, 2006. In addition, we originate loans with short maturities and maintain a strong capital position. As of September 30, 2006, a majority of our loan portfolio was secured by properties located in the New York metropolitan area, including New Jersey and Connecticut, and in Florida, and it is therefore subject to risks associated with the economies of these localities.

BOARD OF TRUSTEES AND OFFICERS

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
5 Times Square
New York, New York 10036

WEB SITE ADDRESS
www.BRTRealty.com

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, BRT Realty Trust, 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021 or by accessing our web site

COMMON STOCK
The Trust's common shares of beneficial interest are listed on the New York Stock Exchange under the ticker symbol BRT.

BRT REALTY TRUST

60 CUTTER MILL ROAD
SUITE 303
GREAT NECK, NY 11021

BRT
REALTY
TRUST

BRT REALTY TRUST
60 CUTTER MILL ROAD
SUITE 303
GREAT NECK, NY 11021